SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant's Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 26, 2002

By ____________________
Name: S. J. Cheng
Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit 1.1

ChipMOS TECHNOLOGIES (Bermuda) LTD. and Subsidiaries

Unaudited Consolidated Financial Statements as of December 31, 2000 and 2001

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 2001 (Note 1)
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

ASSETS	December 31, 2000 NT$	2001 NT$	2001 $ (Note 3)
CURRENT ASSETS			
Cash	1,190,525	1,181,105	33,746
Restricted cash (Note 17)	34,038	835,625	23,875
Short-term investments (Notes 2 and 4)	2,048,207	969,945	27,713
Notes receivable			
Related parties (Note 16)	3,857	1,158	33
Third parties	15,198	29,542	844
Accounts receivable - net of allowance for doubtful receivables of NT$71,000 in 2000 and NT$ 17,490 in 2001 (Notes 2 and 5)			
Related parties (Note 16)	867,365	1,200,123	34,289
Third parties	1,089,244	250,709	7,163
Other receivable - net of allowance for doubtful receivables of NT$12,510 in 2001(Notes 2 and 5)			
Related parties (Note 16)	19,115	11,600	331
Third parties	30,672	10,581	302
Inventories - net (Notes 2 and 6)	325,198	172,254	4,922
Deferred income tax - net (Notes 2 and 15)	42,854	40,748	1,164
Prepaid expenses and other current assets	87,596	17,881	511
Total Current Assets	5,753,869	4,721,271	134,893
LONG-TERM INVESTMENTS (Notes 2 and 7)	280,330	271,375	7,754
PROPERTY, PLANT AND EQUIPMENT - NET (Notes 2, 8, 11 and 12)			
Cost			
Buildings and auxiliary equipment	2,397,699	2,533,231	72,378
Machinery and equipment	11,091,689	13,396,683	382,762
Furniture and fixtures	182,017	213,429	6,098
Transportation equipment	8,892	10,342	295
Tools	624,416	783,852	22,396
Leasehold improvements	9,171	14,319	409
Total cost	14,313,884	16,951,856	484,338
Accumulated depreciation	(3,956,584)	(6,529,508)	(186,557)
Construction in progress and advance payments	2,071,538	377,259	10,779
Net Property, Plant and Equipment	12,428,838	10,799,607	308,560
INTANGIBLE ASSETS - NET (Notes 2 and 9)	321,372	155,292	4,437
OTHER ASSETS			
Employee dormitory building - net of accumulated depreciation of NT$15,091 in 2000 and NT$ 23,270 in 2001 (Note 2)	132,075	138,765	3,965
Refundable deposits	46,482	14,972	428
Total Other Assets	178,557	153,737	4,393
TOTAL ASSETS	18,962,966	16,101,282	460,037

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 2001 (Note 1)
(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2000	2001	
	NT$	NT$	$ (Note 3)
CURRENT LIABILITIES			
Bank loans (Note 10)	233,618	1,066,762	30,479
Accounts payable			
Related parties (Note 16)	11,526	-	-
Third parties	216,698	120,085	3,431
Other payable			
Related parties (Note 16)	1,445	948	27
Third parties	152,705	105,860	3,024
Income tax payable (Notes 2 and 15)	61,562	35,731	1,021
Payables to contractors and equipment suppliers	1,038,393	358,757	10,250
Accrued expenses and other current liabilities	417,667	152,800	4,366
Current portion of long-term loans (Note 12)	1,076,250	1,180,000	33,714
Total Current Liabilities	3,209,864	3,020,943	86,312
LONG-TERM LIABILITIES			
Long-term bonds payable (Note 11)	1,200,000	1,200,000	34,286
Long-term loans (Note 12)	1,925,500	769,411	21,983
Total Long-Term Liabilities	3,125,500	1,969,411	56,269
OTHER LIABILITIES			
Deferred income tax - net (Notes 2 and 15)	162,724	155,378	4,439
Accrued pension cost (Notes 2 and 13)	16,656	19,206	549
Guarantee deposits	1,022	442	13
Total Other Liabilities	180,402	175,026	5,001
Total Liabilities	6,515,766	5,165,380	147,582
MINORITY INTEREST IN ChipMOS TECHNOLOGIES, INC.	3,738,375	3,336,721	95,335
SHAREHOLDERS' EQUITY (Notes 2 and 14)			
Capital stock - NT$0.3265 (US$ 0.01) par value			
Authorized - 100,000 thousand shares			
Issued -58,342 thousand shares	19,048	19,048	544
Capital surplus	7,595,523	7,582,172	216,634
Retained earnings (accumulated deficits)	1,133,366	(1,561)	(44)
Unrealized loss on long-term investments	(38,906)	-	-
Cumulative translation adjustments	(206)	(478)	(14)
Total Shareholders' Equity	8,708,825	7,599,181	217,120
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	18,962,966	16,101,282	460,037

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION
For the Years Ended December 31, 1999, 2000 and 2001 (Note 1)
(In Thousands of New Taiwan and U.S. Dollars, Except Earnings (loss) Per Share).

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	$ (Note 3)
NET REVENUES (Notes 2 and 16)				
Total Net Revenues	6,383,896	8,224,191	5,245,095	149,860
COST OF REVENUES (Note 16)				
Total Cost of Revenues	4,936,431	5,510,992	6,029,309	172,266
GROSS PROFIT (LOSS)	1,447,465	2,713,199	(784,214)	(22,406)
OPERATING EXPENSES (Note 16)				
Research and development (Note 2)	281,686	357,429	408,905	11,683
General and administrative	169,051	238,463	248,026	7,086
Marketing (Note2)	84,196	138,007	34,654	990
Total Operating Expenses	534,933	733,899	691,585	19,759
INCOME (LOSS) FROM OPERATIONS	912,532	1,979,300	(1,475,799)	(42,165)
NON-OPERATING INCOME				
Gain on sales of investments	42,571	99,390	232,701	6,649
Rental (Note 16)	46,455	88,828	93,491	2,671
Interest	2,578	34,095	65,281	1,865
Foreign exchange gain - net (Note 2)	-	74,765	55,350	1,581
Reversal of allowance for doubtful receivables (Note 5)	-	-	38,835	1,110
Subsidy income	1,000	9,250	26,161	747
Gain on disposal of property, plant and equipment (Note 2)	1,334	4,108	240	7
Insurance compensation	8,835	101,936	-	-
Reversal of allowance for loss on short-term investments	4,308	658	-	-
Other	2,604	9,250	13,673	391
Total Non-Operating Income	109,685	422,280	525,732	15,021
NON-OPERATING EXPENSES				
Interest (Note 8)	133,965	308,405	299,136	8,547
Loss on lease rescission – net (Note 18)	-	13,533	116,622	3,332
(Forward)				
Public listing fees (Note1)	-	-	82,687	2,362
Investment loss recognized by equity method (Notes 2 and 7)	-	171,689	75,035	2,144
Financing cost	864	14,517	14,768	422

Loss on disposal of property, plant and equipment (Note 2)	12,059	2,928	1,079	31
Foreign exchange loss - net (Note 2)	19,591	-	-	-
Other	10,886	18,091	13,635	390
Total Non-Operating Expenses	177,365	529,163	602,962	17,228
INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTEREST AND INTEREST IN BONUSES TO DIRECTORS, SUPERVISORS AND EMPLOYEES PAID BY A SUBSIDIARY	844,852	1,872,417	(1,553,029)	(44,372)
INCOME TAX EXPENSE (BENEFIT) (Notes 2 and 15)	(102,115)	333,396	32,413	926
INCOME (LOSS) BEFORE MINORITY INTEREST AND INTEREST IN BONUSES TO DIRECTORS, SUPERVISORS AND EMPLOYEES PAID BY A SUBSIDIARY	946,967	1,539,021	(1,585,442)	(45,298)
MINORITY INTEREST IN ChipMOS TECHNOLOGIES INC.	(290,435)	(465,708)	450,515	12,872
INTEREST IN BONUSES TO DIRECTORS, SUPERVISORS AND EMPLOYEES PAID BY A SUBSIDIARY	(70,830)	(115,918)	-	-
NET INCOME (LOSS)	585,702	957,395	(1,134,927)	(32,426)
EARNINGS (LOSS) PER SHARE	13.04	17.76	(19.45)	(0.56)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	44,907	53,911	58,342	58,342
EARNINGS (LOSS) PER SHARE – RETROACTIVELY ADJUSTED (Note 2)	11.47	17.76	(19.45)	(0.56)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – RETROACTIVELY	51,056	53,911	58,342	58,342

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 1999, 2000 and 2001 (Note 1)
(In Thousands of New Taiwan and U.S. Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED		CAPITAL SURPLUS	RETAINED EARNINGS (ACCUMULATED DEFICITS)	UNREALIZED LOSS ON LONG-TERM INVESTMENTS (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TOTAL SHAREHOLDERS' EQUITY
	Shares (Thousand)	Amount NT$	NT$	NT$	NT$	NT$	NT$
LANCE, JANUARY 1, 1999	37,629	12,286	3,752,690	809,827	-	-	4,574,803
propriation of 1998 earnings:							
Stock dividends - 18.25%	6,867	2,242	684,487	(686,729)	-	-	-
Bonus to employees settled by issuance of shares	411	134	40,955	-	-	-	41,089
t income for 1999	-	-	-	585,702	-	-	585,702
in on disposal of property, plant and equipment	-	-	693	(693)	-	-	-
justment arising from changes in ownership percentage in subsidiaries	-	-	1,183	-	-	-	1,183
nslation adjustments	-	-	-	-	-	33	33
LANCE, DECEMBER 31, 1999	44,907	14,662	4,480,008	708,107	-	33	5,202,810
propriation of 1999 earnings:							
Stock dividends - 11.6%	5,300	1,730	528,257	(529,987)	-	-	-
Bonus to employees settled by issuance of shares	849	277	84,647	-	-	-	84,924
uance of capital	7,286	2,379	2,547,574	-	-	-	2,549,953
t income for 2000	-	-	-	957,395	-	-	957,395
in on disposal of property, plant and equipment	-	-	2,149	(2,149)	-	-	-
realized loss on long-term investments	-	-	-	-	(38,906)	-	(38,906)
justment arising from changes in ownership percentage in subsidiaries	-	-	(47,112)	-	-	-	(47,112)
nslation adjustments	-	-	-	-	-	(239)	(239)
LANCE, DECEMBER 31, 2000	58,342	19,048	7,595,523	1,133,366	(38,906)	(206)	8,708,825
t loss for 2001	-	-	-	(1,134,927)	-	-	(1,134,927)
versal of unrealized losses on long-term investments	-	-	-	-	38,906	-	38,906
justment arising from changes in ownership percentage in subsidiaries	-	-	(13,351)	-	-	-	(13,351)
nslation adjustments	-	-	-	-	-	(272)	(272)
LANCE, DECEMBER 31, 2001	58,342	19,048	7,582,172	(1,561)	-	(478)	7,599,181

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1999, 2000 and 2001 (Note 1)
(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	585,702	957,395	(1,134,927)	(32,426)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation	1,301,824	1,825,274	2,625,559	75,016
Amortization	168,691	187,817	189,792	5,422
Loss (gain) on disposal of property, plant and equipment - net	10,725	(1,180)	839	24
Investment loss recognized by equity method	-	171,689	75,035	2,144
Gain on sales of long-term investments	(28,281)	-	-	-
Accrued pension cost	6,800	7,910	2,550	73
Deferred income tax - net	(113,354)	270,608	(5,240)	(150)
Minority interest in ChipMOS TECHNOLOGIES INC.	290,435	465,708	(450,515)	(12,872)
Changes in operating assets and liabilities:				
Notes receivable	(231,617)	213,576	(11,645)	(333)
Accounts receivable	(438,523)	(27,558)	505,777	14,451
Other receivable	(16,808)	(9,288)	27,606	789
Inventories	13,411	(111,221)	152,944	4,370
Prepaid expenses and other current assets	(11,073)	(30,088)	69,715	1,992
Accounts payable	(83,084)	(26,735)	(108,139)	(3,090)
Other payable	(996)	67,280	(47,342)	(1,353)
Income tax payable	(44,046)	55,219	(25,831)	(738)
Accrued expenses and other current liabilities	88,453	278,987	(245,714)	(7,020)
Net Cash Provided by Operating Activities	1,498,259	4,295,393	1,620,464	46,299
CASH FLOWS FROM INVESTING ACTIVITIES				
Decrease (increase) in restricted cash	6,391	(28,997)	(801,587)	(22,902)
Decrease (increase) in short-term investments	(533,777)	(1,260,198)	1,078,262	30,807
Proceeds from sales of:				
Long-term investments	172,281	100	-	-
Property, plant and equipment	14,913	719,626	2,981	85
Acquisitions of:				
Long-term investments	(149,993)	(357,408)	(10,698)	(306)
Property, plant and equipment	(2,729,134)	(6,567,185)	(1,671,604)	(47,760)
Intangible assets	(34,576)	(36,400)	(23,712)	(677)
Employee dormitory building	(16,679)	(2,361)	(14,870)	(425)
Decrease (increase) in refundable deposits	6,280	(15,610)	31,510	900
Net Cash Used in Investing Activities	(3,264,294)	(7,548,433)	(1,409,718)	(40,278)

(Forward)

CASH FLOWS FROM FINANCING ACTIVITIES				
Payments on:				
Bank loans	(564,443)	(768,440)	-	-
Commercial papers	(392,063)	-	-	-
Long-term loans	-	(1,006,250)	(1,052,339)	(30,067)
Proceeds from:				
Bank loans	-	-	833,144	23,804
Long-term loans	2,634,000	1,374,000	-	-
Bonds payable	-	1,200,000	-	-
Issuance of capital stock	-	2,549,953	-	-
Increase (decrease) in guarantee deposits	317	105	(580)	(16)
Increase (decrease) in minority interest in ChipMOS TECHNOLOGIES INC.:				
Bonus to directors, supervisors and employees	(23,929)	(5,222)	-	-
Proceeds from issuance of capital stock	-	950,047	-	-
Net Cash Provided by (Used in) Financing Activities	1,653,882	4,294,193	(219,775)	(6,279)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	47	(343)	(391)	(11)
NET INCREASE (DECREASE) IN CASH	(112,106)	1,040,810	(9,420)	(269)
CASH, BEGINNING OF YEAR	261,821	149,715	1,190,525	34,015
CASH, END OF YEAR	149,715	1,190,525	1,181,105	33,746
SUPPLEMENTAL INFORMATION				
Income tax paid	55,278	7,782	63,484	1,814
Interest paid (excluding the amounts capitalized)	121,070	261,388	367,495	10,500
NONCASH INVESTING AND FINANCING ACTIVITIES				
Current portion of long-term loans	319,250	1,076,250	1,180,000	33,714
PARTIAL CASH PAID FOR OR RECEIVED FROM INVESTING AND FINANCING ACTIVITIES				
Cash paid for acquisition of property, plant and equipment				
Total acquisitions	2,849,081	7,022,019	991,968	28,342
Decrease (increase) in payables to contractors and equipment suppliers	(119,947)	(454,834)	679,636	19,418
	2,729,134	6,567,185	1,671,604	47,760
Cash paid for acquisition of intangible assets				
Total acquisitions	38,508	36,400	23,712	677
Decrease (increase) in payables to contractors	(3,932)	-	-	-
	34,576	36,400	23,712	677

The accompanying notes are an integral part of the unaudited consolidated financial statements.

1. ORGANIZATION AND BUSINESS

ChipMOS TECHNOLGIES (Bermuda) LTD. (ChipMOS Bermuda) was incorporated under the laws of Bermuda on August 1, 2000, and listed on NASDAQ in June 2001. In connection with a corporate restructuring on January 12, 2001, holders of an aggregate of 583,419 thousand common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan) executed a Purchase and Subscription Agreement to transfer their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 58,342 thousand newly-issued common shares of ChipMOS Bermuda. These ChipMOS Taiwan shareholders, who previously held in the aggregate 70.25% of the outstanding common shares of ChipMOS Taiwan, thus become the holders of an aggregate of 100% of the outstanding common shares of ChipMOS Bermuda. As of December 31, 2001, ChipMOS Bermuda owned 69.70% of the outstanding shares of ChipMOS Taiwan.

Because 100% of the outstanding common shares of ChipMOS Bermuda are owned by former shareholders of ChipMOS Taiwan, the exchange has been accounted for as a reverse merger. Consequently, the financial statements present the historical results, assets and liabilities of ChipMOS Taiwan as if ChipMOS Taiwan was the acquirer. Therefore, the consolidated financial statements as of December 31, 2000 and for the years ended December 31, 1999 and 2000 are presented as if ChipMOS Bermuda had been in existence since, and as if it had acquired its interest in ChipMOS Taiwan on July 28, 1997 (the date of ChipMOS Taiwan's inception). The equity accounts have been restated to reflect the exchange ratio in the transaction and the net income and shareholders' equity of ChipMOS Taiwan. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer has been reflected as minority interest in the historical financial statements.

ChipMOS Taiwan owns 100% of the outstanding shares of ChipMOS Japan Inc. (ChipMOS Japan) and ChipMOS USA Inc. (ChipMOS USA) and 25% of the outstanding shares of PlusMOS TECHNOLOGIES Inc. (PlusMOS). The Company's structure is diagrammed below:


ChipMOS Bermuda
69.7%
ChipMOS Taiwan
25%
100%
100%
PlusMOS
ChipMOS Japan
ChipMOS USA

ChipMOS Taiwan was incorporated on July 28, 1997 as a joint venture company of Mosel Vitelic, Inc. (MVI) and Siliconware Precision Industries Co. Ltd. (SPIL). Its operations consist of research, development, manufacturing, testing, and packaging of integrated circuits, which began on August 12, 1997. MVI participated in the restructuring and share exchange described above and SPIL did not.

As of January 31, 2002, ChipMOS Bermuda is 64.667% owned by Giant Haven, an investee of MVI, and ChipMOS Taiwan is 69.7% owned by ChipMOS Bermuda and 28.73% owned by SPIL.

ChipMOS Japan was incorporated in Japan in June 1999, while ChipMOS USA was incorporated in USA in October 1999. The two companies engage in research and development, and testing of integrated circuits and all the expenses incurred from the activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001.

PlusMOS was incorporated on March 22, 2000, as a joint venture company of ChipMOS Taiwan (25%) and MVI (35%). Its operations consisting of manufacture, design and sale of DRAM modules.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The unaudited consolidated financial statements include the accounts of ChipMOS Bermuda and all subsidiaries in which ChipMOS Bermuda holds controlling voting interest in excess of 50% (hereinafter, referred to individually or collectively as the "Company"). All significant intercompany accounts and transactions have been eliminated.

Weighted-average minority interest of 30.67%, 30.26% and 29.85% in the results of operation for the years ended December 31, 1999, 2000 and 2001, respectively, of ChipMOS Taiwan, and minority interest of 29.75% and 30.3% of net assets of ChipMOS Taiwan were recognized as of December 31, 2000 and 2001 are presented separately in the financial statements.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. Cash is deposited with high credit quality financial institutions. A substantial portion of revenues is made to a small number of customers on credit and generally no collateral is required.

The Company had two customers that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2000 and 2001:

	December 31,	
	2000	2001
Related parties		
MVI	35%	56%
Ultima Electronics Corp. (Ultima)	-	25%
Third parties		
Alliance Semiconductor Corp.	26%	-

Credit evaluation of each customer is performed and reserves for potential credit losses are maintained. Losses from bad debts, in the aggregate, have not exceeded management's expectations.

Cash equivalents

Commercial paper acquired under agreements that provide for their repurchase within less than three months from date of their acquisition are classified as cash equivalents.

Short-term investments

Short-term investments are carried at the lower of cost or market value. Costs of investments sold are determined using the weighted-average method.

Allowance for doubtful receivables

Allowance for doubtful receivables are provided based on a review of the collectibility of individual receivables primarily taking into account the age of the receivables and the financial condition of the debtors.

Inventories

Inventories are stated at the lower of standard cost or market value. Market value represents net realizable value for finished goods and work in process and replacement value for raw materials. Inventories are recorded at standard costs and adjusted to approximate weighted-average cost at end of the period.

Long-term investments

Investments in shares of stock of companies wherein the Company exercises significant influence on their operating and financial decisions are accounted for using the equity method. The Company's proportionate share in the net income or net loss of investee companies is recognized as part of the "Investment gain or loss recognized by equity method" account in the consolidated statements of operation. When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulted investment in equity investee differs from the Company's proportionate amount of its share in the investee's net equity. The Company records such difference as an adjustment to "Capital surplus" and the "Long-term investments" accounts, respectively.

Other stock investments (listed stocks or stocks traded over the counter) are accounted using the cost method. These investments are stated at cost less decline in market value, which is considered temporary, and a credit is made to an allowance for decline in value with a corresponding debit to shareholders' equity. The allowance is then debited for any subsequent recovery of the market value to the extent of the balance of the allowance. However, if the decline in value is considered irrecoverable, the allowance for decline in value is reversed and the debit to shareholders' equity is charged to income.

Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying value of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recognized only as an increase in the number of stocks held on the ex-dividend date.

The costs of investments sold are determined by the weighted-average method.

Property, plant and equipment and employee dormitory building

Property, plant and equipment and employee dormitory building (presented as part of Other Assets) are stated at cost less accumulated depreciation. Major additions, renewals and betterment are capitalized while maintenance and minor repairs are expensed currently.

Depreciation is provided on the straight-line method over estimated service lives: buildings and auxiliary equipment, 1 to 54 years; machinery and equipment, 1 to 5 years; furniture and fixtures, 1 to 5 years; transportation equipment, 5 years; tools, 1 to 2 years; leasehold improvements, 1 to 2 years. Salvage value is considered when determining the basis of depreciated assets. If a property, plant and equipment and employee dormitory building is still in good condition and useful at the end of its original service life, the salvage value is depreciated over any extended useful life and property, plant and equipment and employee dormitory building are not depreciated beyond their original costs.

Upon sale or disposal of property, plant and equipment and employee dormitory building, the related cost and accumulated depreciation are removed from the accounts. Any resulting gain or loss is credited or charged to income. Any gain realized by ChipMOS Taiwan, less applicable income tax, is transferred to capital surplus at year-end before 2000.

Intangible assets

Intangible assets are amortized using the straight-line method over the following periods: testing and packaging technologies, 5 years; royalties, 5 years; software and others, 1 to 5 years.

Revenue recognition

Revenue from testing and assembly service is recognized upon completion of assembly and testing services and shipment of the customers' products.

Revenue from product sales is recognized when risk and title of products are transferred upon their shipment.

Intercompany profits and losses are eliminated until realized by investees through the subsequent sale of the related products to third parties.

Research and development costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of prototypes. All expenses incurred related to research and development activities of the Company are charged to current income.

Shipping and handling expense

The Company expenses, primarily as marketing expenses, all shipping and handling costs incurred in delivering the products to the customers' designated location. Shipping and handling expenses incurred in the years ended December 31, 1999, 2000 and 2001 were NT$2,193 thousand, NT$5,170 thousand, and NT$4,325 thousand ($124 thousand), respectively.

Pension costs

Net periodic pension cost is recorded on the basis of actuarial calculations. Unrecognized net transition obligation is amortized over 24 years while unrecognized net loss is amortized over average remaining service period.

Income tax

The Company has adopted inter-period tax allocation. Deferred income taxes are recognized for the tax effects of temporary differences, unused tax credits and operating loss carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. A deferred tax asset or liability is, according to the classification of its related asset or liability, classified as current or non-current. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, then it is classified as current or non-current based on the expected reversal dates of the temporary differences.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Income taxes (10%) on unappropriated earnings of ChipMOS Taiwan are recorded as expense in the year when the shareholders have resolved that earnings shall be retained.

Derivative financial instruments

Foreign currency forward exchange contracts (forward contracts), entered into for purposes other than trading, are recorded as follows: the differences in the New Taiwan dollar amounts translated using the spot rates and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rates and the resulting differences are recognized in income. Also, the receivables and payables related to the forward contract are netted out and the resulting net amount is presented as either an asset or liability.

The aggregate amount of the foreign currency to be acquired or sold under European option contracts, entered into as a hedge of anticipated transactions, is not recorded as assets or liabilities. The amounts received on options written and the amounts paid on options purchased are deferred. The gains arising from the exercise of the options or the losses arising from options not exercised are recognized as adjustments to the carrying values when the hedged transaction occurs.

Other foreign-currency transactions

Other foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses caused by the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency assets and liabilities are settled, credited or charged to income in the year of conversion or settlement. At year-end, the balances of foreign-currency assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of foreign-currency transactions

ROC Financial Accounting Standards (FAS) No. 14, "Accounting for Foreign-Currency Transactions," applies to foreign operations, with the local currency of each foreign subsidiary as its functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities - current rate; shareholders' equity - historical rates; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

Earnings per share

Earnings per share is calculated by dividing net income by the weighted - average number of shares outstanding in each period, adjusted retroactively for stock dividends and stock bonuses issued subsequently.

Reclassifications

Certain accounts in 1999 and 2000 have been reclassified to conform to 2001 classifications.

3. TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its unaudited consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying unaudited consolidated financial statements have been translated from New Taiwan dollars at the noon buying rate in the City of New York for cable transfers in New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2001, which was NT$35.00 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. SHORT-TERM INVESTMENTS

	December 31,		
	2000	2001	
	NT$	NT$	$
		(in thousand)	
Open-ended funds	2,048,207	697,693	19,934
Corporate bonds	-	272,252	7,779
	2,048,207	969,945	27,713
Market value	2,048,210	969,945	27,713

The market value of open-ended funds is based on the net asset value at year-end. Corporate bonds are Samurai bonds that was issued in Japan by MVI with a par value of JPY1,480,000 thousand (NT$272,252 thousand). Those bonds are due on June 12, 2002 and bear interest at 2.8%.

5. ALLOWANCE FOR DOUBTFUL RECEIVABLES

The changes in the allowances are summarized as follows:

	Year Ended December 31,		
	2000	2001	
	NT$	NT$	$
		(in thousand)	
Balance, beginning of year	11,000	71,000	2,029
Additions - charged to marketing expense	60,000	-	-
Reversal	-	(38,835)	(1,110)
Deductions	-	(2,165)	(62)
Balance, end of year	71,000	30,000	857

6. INVENTORIES - NET

	December 31,		
	2000	2001	
	NT$	NT$	$
		(in thousand)	
Finished goods	25,184	46,900	1,340
Work in process	132,914	116,082	3,317
Raw materials	167,100	110,205	3,149
	325,198	273,187	7,806
Less – allowance for losses	-	(100,933)	(2,884)
	325,198	172,254	4,922

The changes in the allowances are summarized as follows:

	Year Ended December 31, 2001	
	NT$	$
	(in thousand)	
Balance, beginning of year	-	-
Additions	101,337	2,895
Deductions	(404)	(11)
Balance, end of year	100,933	2,884

7. LONG-TERM INVESTMENTS

	December 31,				
	2000		2001		
	Carrying Value	% of Owner-ship	Carrying Value		% of Owner-ship
	NT$ (in thousand)		NT$ (in thousand)	$	
Equity method:					
PlusMOS	128,311	25	53,276	1,522	25
Cost method:					
Ultima, listed stock with market value of NT$152,019 thousand in 2000 and NT$283,436 thousand in 2001	207,401	7	218,099	6,232	8
	335,712		271,375	7,754	
Less: allowance for decline in value	(55,382)		-	-	
	280,330		271,375	7,754	

The Company acquired additional 1,118,000 shares of Ultima in 2001 for the amount of $10,698 thousand.

8. PROPERTY, PLANT AND EQUIPMENT - NET

Accumulated depreciation consists of the following:

	December 31,		
	2000	2001	
	NT$	NT$	$
		(in thousand)	
Buildings and auxiliary equipment	355,094	550,883	15,739
Machinery and equipment	3,184,446	5,376,592	153,617
Furniture and fixtures	75,494	116,560	3,330
Transportation equipment	3,008	4,335	124
Tools	331,840	473,933	13,541
Leasehold improvements	6,702	7,205	206
	3,956,584	6,529,508	186,557

ChipMOS Taiwan's office spaces and manufacturing facilities are situated on land leased from the Hsinchu Science-Based Industrial Park (SBIP) and the Tainan SBIP (Note 18a).

Interest expense capitalized was NT$82,548 thousand for the year ended December 31, 2000.

9. INTANGIBLE ASSETS - NET

	December 31,		
	2000	2001	
	NT$	NT$	$
Cost		(in thousand)	
Testing and packaging technologies	750,000	750,000	21,428
Royalties (Note 18b)	15,888	15,888	454
Software	81,642	92,817	2,652
Others	26,467	27,545	787
	873,997	886,250	25,321
Accumulated amortization			
Testing and packaging technologies	(485,833)	(635,833)	(18,166)
Royalties	(4,539)	(7,944)	(227)
Software	(46,873)	(68,492)	(1,957)
Others	(15,380)	(18,689)	(534)
	(552,625)	(730,958)	(20,884)
Carrying value	321,372	155,292	4,437

Pursuant to a Joint Venture Agreement entered into between MVI and SPIL on July 28, 1997, MVI and SPIL contributed, as payment for their subscription to shares of stock of ChipMOS Taiwan, technologies related to testing and packaging of integrated circuits at an agreed valuation of NT$750,000 thousand.

10. BANK LOANS

	December 31,		
	2000	2001	
	NT$	NT$	$
		(in thousand)	
Working capital loans:			
NT$1,019,000 thousand, repayable by May 2002, annual interest at 3.72%~7.98%	-	1,019,000	29,114
L/C loan for imports of machinery:			
NT$47,762 thousand, repayable by August 2002	-	47,762	1,365
JPY586,403 thousand, repayable by June 2001, annual interest at 1.394%~3.4355%	169,470	-	-
$1,939 thousand, repayable by June 2001, annual interest at 6.8975%~8%	64,148	-	-
	233,618	1,066,762	30,479

Unused credit lines for bank loans as of December 31, 2001 were approximately NT$2,573,422 thousand.

11. LONG-TERM BONDS PAYABLE

ChipMOS Taiwan issued on January 26, 2000 secured bonds with face value of $1,200,000 thousand. Those bonds are due on January 26, 2005 and bear annual interest at 5.95% that are payable annually.

Under the guaranteed facility agreement, ChipMOS Taiwan is required to:

(1) Ensure that MVI and SPIL maintain a percentage of direct ownership in ChipMOS Taiwan of at least 28.8% and 18%, respectively. Also, the Company must notify the banks in writing and get approval in advance in cases wherein additional shares will be issued in connection with an initial public offering of its shares.

(2) Maintain certain financial ratios.

As a result of the share exchange between ChipMOS Taiwan and the Company, MVI no longer maintains the required direct ownership in ChipMOS Taiwan. However, at October 16, 2000, the Company obtained the necessary waivers and consents from its lenders. These waivers and consents eliminated the MVI direct ownership percentage requirement permanently.

As of December 31, 2001, certain buildings with an aggregate net book value of NT$621,872 thousand were mortgaged as collateral for the bonds.

12. LONG-TERM LOANS

	December 31,		
	2000	2001	
	NT$	NT$	$
		(in thousand)	
Bank loans collateralized by equipment and building, repayable semi-annually from November 2000 to December 2004, interest at floating rate (8.3% and 6.93% as of December 31, 2000 and 2001, respectively)	1,210,750	968,500	27,671
Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2000 to May 2003, interest at floating rate (8.42% and 8.3% as of December 31, 2000 and 2001, respectively)	1,783,000	949,000	27,114
Research and development subsidy loan repayable quarterly from January 2003 to December 2005, with zero interest rate	8,000	31,911	912
	3,001,750	1,949,411	55,697
Less: current portion	(1,076,250)	(1,180,000)	(33,714)
	1,925,500	769,411	21,983

As of December 31, 2001, the unused credit line for research and development subsidy loan was approximately NT$10,539 thousand.

Under the syndicated bank loan facility agreement, ChipMOS Taiwan is required to:

(1) Ensure that MVI and SPIL maintain a percentage of direct ownership in ChipMOS Taiwan of at least 28.8% and 18%, respectively. Also, the Company must notify the banks in writing and get approval in advance in cases wherein additional shares will be issued in connection with an initial public offering of its shares.

(2) Maintain certain financial ratios.

As a result of the share exchange between ChipMOS Taiwan and the Company, MVI no longer maintains the required direct ownership in ChipMOS Taiwan. However, at October 26, 2000 the Company obtained the necessary waivers and consents from its lenders. These waivers and consents eliminated the MVI direct ownership percentage requirement permanently.

As of December 31, 2001, certain buildings and machinery with an aggregate net book value of NT$721,128 thousand and NT$2,095,464 thousand and time deposits with an aggregate amount of NT$42,450 thousand were mortgaged as collateral for the long-term loans.

Future minimum principal payments under the Company's long-term loans as of December 31, 2001 are as follows:

	Amount NT$ (in thousand)
Within the following year	1,180,000
During the second year	470,961
During the third year	288,489
During the fourth year	9,961
	1,949,411

13. PENSION PLAN

ChipMOS Taiwan has had an obligation to provide pension benefits to employees starting from the inception of its operation. ChipMOS Taiwan has established a defined benefit pension plan for all its regular employees, which provides benefits based on length of service and average monthly salary for six months before retirement.

ChipMOS Taiwan makes monthly contributions, equal to 2% of salaries and wages, to a pension fund that is administered by a pension fund monitoring committee and deposited in its name in the Central Trust of China.

Certain pension information is as follows:

a. Net pension cost

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	$
	(in thousand)			
Service cost	15,593	22,375	23,363	667
Interest cost	769	2,030	3,384	96
Projected return on plan assets	(802)	(1,699)	(2,496)	(71)
Amortization	30	106	98	3
Curtailment gain	-	-	(6,902)	(197)
	15,590	22,812	17,447	498

b. Reconciliation of the fund status of the plan and accrued pension cost

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	$
		(in thousand)		
Actuarial present value of benefit obligations				
Vested benefit obligation	-	-	-	-
Nonvested benefit obligation	(8,448)	(17,475)	(25,932)	(741)
Accumulated benefit obligation	(8,448)	(17,475)	(25,932)	(741)
Additional benefits based on future salaries	(22,776)	(40,534)	(44,640)	(1,275)
Projected benefit obligation	(31,224)	(58,009)	(70,572)	(2,016)
Plan assets at fair value	16,912	33,101	49,642	1,418
Projected benefit obligation in excess of plan asset	(14,312)	(24,908)	(20,930)	(598)
Unrecognized net transition obligation	658	628	538	15
Unrecognized net loss	4,908	7,624	1,186	34
Accrued pension cost	(8,746)	(16,656)	(19,206)	(549)

c. Actuarial assumptions

Discount rate used in determining present values	6.5%	6%	5%	5%
Future salary increase rate	6%	5.5%	4.5%	4.5%
Expected rate of return on plan assets	6.5%	6%	5%	5%

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	$
d. Changes in pension fund		(in thousand)		
Contributions	8,790	14,902	14,886	425
Payment of benefits	-	-	-	-

14. SHAREHOLDERS' EQUITY

As described in note 1, these consolidated financial statements as of December 31, 2000 and for the years ended December 31, 1999 and 2000 are presented as if ChipMOS Bermuda had been in existence since, and as if it had acquired its interest in ChipMOS Taiwan on July 28, 1997 (the date of ChipMOS Taiwan's inception). Thus, all reference to the number of shares and weighted average number of shares outstanding, and per share amounts, are presented on the same basis.

Under the ROC Company Law, all of the capital surplus can only be used to offset a deficit except those generated from the donations (donated capital) and the excess of the issue price over the par value of capital stock (including the stocks issued for new capital and mergers, and the purchase of treasury stock). Those capital surplus can be transferred to capital as stock dividends distributed to shareholders.

ChipMOS Taiwan's Articles of Incorporation provide that the following may be appropriated, from the accumulated net income after deducting any previously accumulated deficit and 10% legal reserve, subject to shareholder approval: (a) 10% as bonus to employees, (b) not more than 2% as bonus to directors and supervisors, (c) a special reserve, if deemed necessary, and (d) dividends to shareholders.

These appropriations and the disposition of the remaining net income shall be resolved by the shareholders in the following year and given effect in the financial statements of that year.

The aforementioned appropriation for legal reserve shall be made until the reserve equals aggregate par value of ChipMOS Taiwan's outstanding capital stock. The reserve can only be used to offset a deficit; or when it has reached 50% of the aggregate par value of outstanding capital stock of ChipMOS Taiwan, up to 50% thereof can be distributed as stock dividend.

On December 14, 2001, shareholders of ChipMOS Bermuda approved a Share Option Plan, which provides the directors, officers, employees, consultants and those of their affiliates be granted options to purchase common shares at an exercise price of no less than the par value of common shares. As of January 31, 2002, there is no share option to be granted.

15. INCOME TAX EXPENSE (BENEFIT)

a. A reconciliation of income tax expense - current before tax credits and income tax expense on income before income tax at statutory rate is shown below:

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	$
		(in thousand)		
Tax on pretax income at Bermuda statutory rare (0%)	-	-	-	-
Tax on pretax income at ROC statutory rate	170,291	374,483	(369,181)	(10,548)
Tax paid by subsidiary	-	10	73	2
Tax effect:				
Tax-exempt income	(5,118)	(162,578)	-	-
Permanent difference	(8,159)	14,507	(39,829)	(1,138)
Temporary difference	(143,790)	(98,102)	(102,958)	(2,942)
Income tax expense (benefit) - current before tax credits	13,224	128,320	(511,895)	(14,626)

The ROC statutory rates for 1999, 2000 and 2001 were 20%, 20% and 25%, respectively.

b. Income tax expense (benefit) consists of:

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	$
		(in thousand)		
Income tax expense - current before tax credits	13,224	128,320	73	2
Additional 10% on the unappropriated earnings	-	-	114,459	3,270
Income tax credits	(6,612)	(64,155)	(57,230)	(1,635)
Income tax for the current year	6,612	64,165	57,302	1,637
Net change in deferred income tax assets (liabilities) for the year				
Investment tax credits	(253,374)	(78,414)	(434,872)	(12,425)
Loss carried forward	-	-	(512,452)	(14,641)
Temporary difference	140,020	98,102	170,078	4,859
Valuation allowance	-	250,920	772,006	22,057
Adjustment of prior years' taxes	4,627	(1,377)	(19,649)	(561)
Income tax expense (benefit)	(102,115)	333,396	32,413	926

Since the Company is based in Bermuda, a tax-free country, tax on pretax income is calculated at Bermuda statutory rate of NT$0 thousand for each period.

ChipMOS Taiwan, under Science-Based Industrial Park Regulations, is entitled to an exemption from ROC income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases. Pursuant to such tax exemption, which will expire on December 31, 2005, ChipMOS Taiwan realized tax savings for the year ended December 31, 1999 and 2000 amounting to NT$5,118 thousand and NT$162,578 thousand, respectively.

c. Deferred income tax assets and liabilities are summarized as follows:

	December 31,		
	2000	2001	
	NT$	NT$	$
		(in thousand)	
Net current deferred income tax assets (liabilities):			
Unrealized foreign exchange loss (gain)	(4,319)	10,556	302
Loss of market price decline and obsolescence and slow-moving inventories	-	22,733	649
Tax credits for investment in machinery and equipment and R&D expenditures	33,516	-	-
Contributions to employees' welfare fund	2,000	-	-
Other	11,657	7,459	213
	42,854	40,748	1,164

Net non-current deferred income tax assets (liabilities):			
Tax credits for investment in machinery and equipment and R&D expenditures	490,450	958,838	27,395
Loss carried forward	-	512,452	14,641
Depreciation differences	(297,174)	(501,250)	(14,321)
Others	-	2,588	74
	193,276	972,628	27,789
Less: valuation allowance	(356,000)	(1,128,006)	(32,228)
	(162,724)	(155,378)	(4,439)

The rate at which deferred income tax components are measured is 20% and 25% as of December 31, 2000 and 2001, respectively.

The balance and year of expiry of unused investment tax credits and loss carried forward of ChipMOS Taiwan as of December 31, 2001 are as follows:

Year of Expiry	R&D Expenditures NT$	Machinery & Equipment NT$	Loss Carried Forward NT$
		(in thousand)	
2002	13,026	267,902	-
2003	41,904	221,548	-
2004	83,441	324,898	-
2005	6,119	-	-
2006 and thereafter	-	-	512,452
	144,490	814,348	512,452

The deferred tax assets related to the investment tax credits on R&D expenditures and purchases of machinery and equipment will expire, from 2002 to 2005. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year on which such tax credit will expire, in which case, the entire amount of expiring tax credit may be utilized to reduce the current income tax obligation. However, tax credits generated in the current year have to be utilized before prior year tax credit can be utilized to reduce current year income tax obligations. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that these deferred tax assets will more likely than not expire unrealized. Accordingly, valuation allowance on deferred tax assets is recognized as of December 31, 2000 and 2001.

d. According to ROC tax law, ChipMOS Taiwan's unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The unappropriated retained earnings of ChipMOS Taiwan as of December 31, 2000 and 2001 consist of:

	December 31,		
	2000	2001	
	NT$	NT$	$
	(in thousand)		
Before FY1998	1,448	1,448	41
FY1998 and thereafter	1,535,940	-	-
	1,537,388	1,448	41

The income tax returns of ChipMOS Taiwan through 1998 have been examined by the tax authorities.

16. RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a. MVI: An indirect major shareholder.
b. SPIL: A major shareholder of ChipMOS Taiwan.
c. PlusMOS: A 25% owned investee of ChipMOS Taiwan.
d. Billion-Create Technology Co. (Billion-Create): A subsidiary of PlusMOS and had been liquidated in November 2001.
e. Ultima: A 7.7% owned investee of ChipMOS Taiwan; the chief executive officer of the Company is a member of board of director of Ultima.
f. ProMOS Technologies Inc. (ProMOS): An investee of MVI.
g. TwinMOS: an investee of MVI (until September 1999).
h. TwinBEST: an investee of TwinMOS.

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	$
	(in thousand)			
During the year				
Revenues				
MVI	3,787,295	4,054,724	2,495,046	71,287
Ultima	-	893,835	1,163,383	33,240
PlusMOS	-	71,869	55,548	1,587
ProMOS	-	-	5,002	143
Billion-Create	-	278,917	-	-
SPIL	4,477	11,780	-	-
TwinMOS	316,112	-	-	-
TwinBEST	54,497	-	-	-
	4,162,381	5,311,125	3,718,979	106,257
Rental revenue - MVI	9,602	15,550	29,717	849

Rental expense - MVI	-	2,140	2,490	71
Subcontract expenditures				
SPIL	459,860	130,184	3,886	111
TwinBEST	3,511	-	-	-
TwinMOS	196	-	-	-
	463,567	130,184	3,886	111
Purchases of materials				
MVI	305,236	192,708	-	-
SPIL	395	348	-	-
TwinMOS	40	-	-	-
	305,671	193,056	-	-
Administrative expenses - MVI	2,563	5,363	4,550	130
Consultation fees - MVI	-	1,212	-	-
R&D Materials				
PlusMOS	-	-	29,888	854
MVI	1,497	-	86	2
SPIL	28	4	-	-
TwinMOS	68	-	-	-
TwinBEST	30	-	-	-
	1,623	4	29,974	856

	December 31,		
	2000	2001	
	NT$	NT$	$
		(in thousand)	
At end of year			
Notes receivable - Ultima	3,857	1,158	33
Accounts receivable			
MVI	690,003	824,393	23,554
Ultima	116,332	373,992	10,685
PlusMOS	51,763	1,738	50
SPIL	6,048	-	-
Billion-Create	3,219	-	-
	867,365	1,200,123	34,289

Other receivable			
MVI	6,037	11,600	331
PlusMOS	13,077	-	-
SPIL	1	-	-
	19,115	11,600	331
Accounts payable - SPIL	11,526	-	-
Other payable			
MVI	750	782	22
PlusMOS	695	166	5
	1,445	948	27

As of December 31, 2001, ChipMOS Taiwan provided a commercial paper acquired under repurchase agreements as collateral for a loan amounting NT$600,000 thousand obtained by Ultima. The guarantee period is from October 2001 to April 2002. The guarantee period has been extended to January 2003 subsequently.

The amount charged to Billion-Create and PlusMOS for products and services is based on the market price.

In 1999, 2000, and 2001, 59%, 49% and 48%, respectively, of the ChipMOS Taiwan's sales were to MVI. Selling price was determined based on hourly rate and machine hours incurred during the process of testing and packaging the semiconductors. The hourly rate was determined based on negotiations which considered anticipated capacity requirements and commitments. Generally, sales are provided with collection terms of 60 days after shipment. In view of the current market conditions, the collection term was extended to 120 days from the date of shipment starting from July 2001.

The payment terms for purchases from related parties are the same as those from other suppliers.

The selling price of turnkey transactions for Ultima was 1% markup. The collection term for Ultima is 30 days after shipment, while other related parties have the normal collection terms. However, starting from November 2001, the collection term of Ultima had been extended to 90 days from the date of shipment due to the current market conditions.

17. RESTRICTED CASH

	December 31,		
	2000	2001	
	NT$	NT$	$
		(in thousand)	
Time deposits (matured from January to November 2002)	34,038	234,001	6,686
Commercial paper acquired under repurchase agreements (matured in January 2002, and has been extended to March 2002 subsequently)	-	601,624	17,189

34,038	835,625	23,875

Time deposits are pledged as collateral for the Company's customs duties payable, letter of credit, research and development subsidy loan and the commercial paper acquired under repurchase agreements is pledged as collateral for guarantee (see Note 16).

18. SIGNIFICANT COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2001

a. As of December 31, 2001, in addition to the commitments disclosed in Note 8, ChipMOS Taiwan leases parcels of land from the Hsinchu and Tainan SBIP under several agreements expiring on various dates from 2002 to 2017, with renewal options, at current annual rentals with aggregate amount of NT$16,699 thousand.

ChipMOS Taiwan has entered into operating lease agreements with Newcourt Taiwan Company Limited (former Lease Department of Agilent Technologies Taiwan Ltd.). Such operating lease agreement will expire on various dates from December 2002 to October 2003. The rental was payable at a monthly base. In November 2001, ChipMOS Taiwan had early terminated all of the lease agreements as aforementioned.

ChipMOS USA leased its facilities under operating lease, which expires in 2003.

Total rental expense for all operating leases was approximately NT$30,854 thousand, NT$137,132 thousand and NT$141,517 thousand in 1999, 2000 and 2001, respectively.

The future minimum lease payments under the above-mentioned leases as of December 31, 2001 are as follows:

Year	Amount NT$ (in thousand)
2002	24,562
2003	16,741
2004	16,077
2005	16,077
2006	16,077
Thereafter	125,020
Total minimum lease payment	214,554

b. On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with TESSERA INC. Under the agreement, ChipMOS Taiwan agreed to pay a specific amount of the license fees, and also shall pay certain license fees within five years if cumulative production and sales quantity of royalty bearing Tessera Compliant Chip packages does not meet the commitment schedule at a respective deadline as set in the agreement, and royalty fee at an agreed royalty on the percentage of net sales of certain products.

c. The Company has unused letters of credit aggregating approximately US$1,246 thousand, JPY1,344,330 thousand and NT$137,457 thousand.

19. DERIVATIVE FINANCIAL INSTRUMENTS

The Company has entered into forward exchange contracts and foreign currency options for the year ended December 31, 2000 and 2001, to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. Information on the derivative transactions is as follows:

a. Forward exchange contracts

As of December 31, 2000 and 2001, the Company has no outstanding forward contracts.

Net exchange gain on forward exchange contracts were NT$9,779 thousand, NT$9,455 thousand and NT$13,869 thousand for the year ended December 31, 1999, 2000 and 2001, respectively.

b. European options

The Company expects to receive U.S. dollars from its export sales and to pay Japanese yen for its importation of materials, machinery and equipment. It has entered into foreign currency option contracts with banks to hedge exchange rate risks. As of December 31, 2001, the Company has no outstanding foreign currency option contracts. For the year ended December 31, 1999, 2000 and 2001, ChipMOS Taiwan realized premium income of NT$0, NT$0 and NT$156 thousand, respectively. As of December 31, 2000, the Company has the following European currency option contracts:

Contract	Amount	Carrying Value	Fair Value	Strike Price	Maturity
	(in thousand)				
Buying YEN Call option	$1,000	$ -	$ -	107.5 ($/JPY)	January, 2001
Selling YEN Put option	$1,000	$ -	$ 62	107.5 ($/JPY)	January, 2001

The fair values of the various contracts are based on quotations from reputable financial institutions as of the balance sheet dates.

c. Transaction risks

1) Credit risk. The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company is not expected to be exposed to significant credit risks.

2) Market risk and hedge strategy. The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company has entered into forward contracts and option contracts.

3) Liquidity and cash requirements. The cash flow requirements with respect to the Company's forward contracts are limited to the periodic premium payments and the net differences of the contracted settlement rates. On the other hand, options may not have to be exercised at all in cases where the strike price is higher than the related market price at exercise dates.

d. The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2000		2001	
	Carrying Value NT$	Fair Value NT$	Carrying Value NT$	Fair Value NT$
	(in thousand)			
Non-derivative financial instruments				
Assets				
Cash	1,190,525	1,190,525	1,181,105	1,181,105
Restricted cash	34,038	34,038	835,625	835,625
Short-term investments	2,048,207	2,048,210	969,945	969,945
Notes receivable:				
Related parties	3,857	3,857	1,158	1,158
Third parties	15,198	15,198	29,542	29,542
Accounts receivable:				
Related parties	867,365	867,365	1,200,123	1,200,123
Third parties	1,089,244	1,089,244	250,709	250,709
Other receivable:				
Related parties	19,115	19,115	11,600	11,600
Third parties	30,672	30,672	10,581	10,581
Long-term investments	280,330	280,330	271,375	336,712
Refundable deposits	46,482	46,482	14,972	14,972
Liabilities				
Bank loans	233,618	233,618	1,066,762	1,066,762
Accounts payable:				
Related parties	11,526	11,526	-	-
Third parties	216,698	216,698	120,085	120,085
Other payable:				
Related parties	1,445	1,445	948	948
Third parties	152,705	152,705	105,860	105,860
Long-term bonds payable	1,200,000	948,341	1,200,000	1,266,176
Long-term loans (including current portion)	3,001,750	3,001,750	1,949,411	1,949,411
Guarantee deposits	1,022	1,022	442	442
Derivative financial instruments				
European options	-	2,049	-	-

Fair values of financial instruments were determined as follows:

1) Short-term financial instruments - carrying values.

2) Short-term investments - market values.

3) Long-term investments - market value for listed companies and net equity value for the others.

4) Refundable deposits and guarantees deposits - carrying values.

5) Long-term liabilities - forecasted cash flows discounted at present value, using interest rates of similar long-term liabilities. Bonds payable are discounted at present value, using an annual interest rate of 5.95%. Other long-term liabilities are their carrying values as they use floating interest rates.

20. SEGMENT AND GEOGRAPHIC INFORMATION

a. Reported segment information

The Company provides semiconductor testing, assembly and turnkey services.

	1999					
	Testing	Assembly	Turnkey	Segment Totals	Corporate and Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
			(in thousand)			
Revenue from customers	2,925,223	1,974,731	1,483,942	6,383,896	-	6,383,896
Cost of revenues	1,762,871	1,719,637	1,453,923	4,936,431	-	4,936,431
Segment gross profit	1,162,352	255,094	30,019	1,447,465	-	1,447,465
Depreciation and amortization	1,153,047	309,545	-	1,462,592	7,923	1,470,515
Segment assets	6,152,031	2,205,116	-	8,357,147	3,944,029	12,301,176
Expenditure for segment assets	2,244,813	604,268	-	2,849,081	-	2,849,081

	2000					
	Testing	Assembly	Turnkey	Segment Totals	Corporate and Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
			(in thousand)			
Revenue from customers	4,773,124	2,346,951	1,104,116	8,224,191	-	8,224,191
Cost of revenues	2,653,355	1,762,928	1,094,709	5,510,992	-	5,510,992
Segment gross profit	2,119,769	584,023	9,407	2,713,199	-	2,713,199
Depreciation and amortization	1,587,010	404,005	-	1,991,015	22,076	2,013,091
Segment assets	8,695,398	3,997,607	-	12,693,005	6,269,961	18,962,966
Expenditure for segment assets	4,839,623	2,182,396	-	7,022,019	-	7,022,019

	2001					
	Testing	Assembly	Turnkey	Segment Totals	Corporate and Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
			(in thousand)			
Revenue from customers	2,242,677	1,742,384	1,260,034	5,245,095	-	5,245,095
Cost of revenues	2,955,268	1,827,384	1,246,657	6,029,309	-	6,029,309
Segment gross loss	(712,591)	(85,000)	13,377	(784,214)	-	(784,214)
Depreciation and amortization	2,094,143	698,260	-	2,792,403	22,948	2,815,351
Segment assets	7,262,355	3,671,533	-	10,933,888	5,167,394	16,101,282
Expenditure for segment assets	650,340	341,628	-	991,968	-	991,968

In providing turnkey services, the Company purchases fabricated wafers and sells tested and assembled semiconductors to application and system manufacturers. The process of conducting testing and assembling for the fabricated wafer is at a very limited level, which only uses a very small portion of facility capacity. Therefore, the Company allocated no specific assets to the turnkey segment and accordingly, no related depreciation and amortization was allocated.

b. The Company has no significant foreign operations.